Caledonia Mining 1st Quarter Results 2006

Toronto, Ontario – May 16 2006:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its operating and financial results for the quarter ended 31 March 2006.  The financial results are reported in Canadian dollars, except where otherwise stated.

Operational Highlights:

Barbrook Gold Mine

▪

Completed plant expansion to 15,000 tonnes per month capacity and commissioned new plant on the January 26th, which resulted in a first quarter with just over 2 months of revenue.

▪

Production improvements were evident during the first quarter and are expected to continue as mining and milled tonnages are increased.

Exploration

▪

Acquired a 100% interest of Falconbridge’s prospecting rights adjoining the Company’s Rooipoort Platinum Project, which effectively doubles the area of the Rooipoort Project.

▪

Received notification from the South African Department of Energy and Minerals that the old mining rights for this acquisition have been converted to New Order Rights.

Corporate/Financial

▪

Completed the private placement, commenced in December 2005, and raised $1,475,065 after expenses through the issue of 15,437,626 common shares and 15,437,626 share purchase warrants.

For the quarter ended March 31, 2006 Caledonia recorded a net loss of $2.3million ($0.006 per share) compared to a net loss of $1.8 million ($0.007 per share) during the same period in 2005.  The loss in 2006 results from operations at Barbrook during the plant expansion, the normal administration expenses and ongoing exploration costs during the quarter.

Reviewing the quarter, Stefan Hayden, President and Chief Executive Officer, said “This quarter has been mainly focused on the Barbrook Gold Mine in South Africa with the commissioning of the plant expansion, optimizing the metallurgical circuit and ramping up tonnage from the underground mine to 15,000 tonnes per month. The commissioning of the plant on January 26 has resulted in only two months of revenue during this quarter.  In April 513 ounces of gold were recovered from 9,450 tonnes milled, this compares with 902 ounces produced from the 19,357 tonnes treated during the two months of operation in the first quarter.  This is expected to further improve as the goldlock-up in the new circuit is recovered.

Underground development continues in a number of ore zones to provide additional reserves and resources and allow for additional flexibility to the underground operations.

At the Rooipoort Platinum Project, we are very excited about the acquisition of Falconbridge’s prospecting rights which effectively doubles the area of the Rooipoort project and greatly enhances the potential economic viability of this project.  The properties are situated at the southern end of the highly prospective north limb of the Bushveld Complex, some 50km south of the Anglo Platinum open pit mining operation on the Platreef. Intensive exploration is being conducted along the entire length of this 110km prospective zone by a number of companies, including AfriOre, Anooraq, Pan-Palladium, Ivanhoe Nickel & Platinum, PTM and AIM Resources.

Caledonia is evaluating the near surface, up-dip extensions of this mineralization on the Rooipoort and Grasvally properties in this “central zone” with the initial aim of drilling and delineating an open pit resource as soon as the necessary permits have been granted by the South African authorities.

Negotiations with a number of large potential end users of cobalt continued and the economic studies related to producing cobalt carbonates and hydroxides at Nama have been updated”.

For further information please contact:

Caledonia Mining Stefan Hayden, President and CEO Tel: +27 11 447 2499	BuckBias Alex Buck / Nick Bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations, along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.